Exhibit 99.1

Gaotu Techedu Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

Beijing, March 8, 2022 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights1

•
Net revenues were RMB1,274.3 million, compared with net revenue of RMB2,211.0 million in the same period of 2020.
-
Net revenues of online K-12 academic subject tutoring services were RMB1,125.2 million, compared with net revenue of online K-12 academic subject tutoring services of RMB1,975.2 million in the same period of 2020.
•
Gross billings2 were RMB1,006.5 million, compared with gross billings of RMB3,146.5 million in the same period of 2020.
-
Gross billings of online K-12 academic subject tutoring services were RMB771.7 million, compared with gross billings of online K-12 academic subject tutoring services of RMB2,923.0 million in the same period of 2020.
•
Net income was RMB285.9 million, compared with net loss of RMB627.0 million in the same period of 2020.
•
Non-GAAP net income was RMB324.4 million, compared with non-GAAP net loss of RMB554.4 million in the same period of 2020.
•
Net operating cash inflow was RMB245.8 million, compared with net operating cash inflow of RMB636.4 million in the same period of 2020.

Fourth Quarter 2021 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	Three Months Ended December 31,
	2020	2021	Pct. Change
Net revenues	2,211,041	1,274,267	(42.4)%
Online K-12 academic subject tutoring services	1,975,162	1,125,200	(43.0)%
Comprehensive tutoring services[3]	235,879	149,067	(36.8)%
Gross billings	3,146,502	1,006,509	(68.0)%
Online K-12 academic subject tutoring services	2,922,984	771,682	(73.6)%
Comprehensive tutoring services	223,518	234,827	5.1%
Net (loss) income	(627,033)	285,858	NM
Non-GAAP net (loss) income	(554,354)	324,387	NM
Net operating cash inflow	636,367	245,833	(61.4)%

1 For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

2 Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

3 In compliance with the New Regulations previously disclosed, the Company used the new presentation to better provide its performance after the business restructuring. Comprehensive tutoring services mainly include professional education, vocational education, digital products and other tutoring services. Retroactive adjustments to historical data have also been made to provide a consistent basis of comparison for the financial results.

Fiscal Year Ended December 31, 2021 Highlights

•
Net revenues were RMB6,561.7 million, compared with net revenues of RMB7,124.7 million in 2020.
-
Net revenues of online K-12 academic subject tutoring services were RMB6,000.6 million, compared with net revenues of online K-12 academic subject tutoring services of RMB6,237.4 million in 2020.
•
Gross billings were RMB5,184.2 million, compared with gross billings of RMB9,008.1 million in 2020.
-
Gross billings of online K-12 academic subject tutoring services were RMB4,514.5 million, compared with gross billings of online K-12 academic subject tutoring services of RMB8,003.1 million in 2020.
•
Net loss was RMB3,103.5 million, compared with net loss of RMB1,392.9 million in 2020.
•
Non-GAAP net loss was RMB2,758.2 million, compared with non-GAAP net loss of RMB1,154.5 million in 2020.

Fiscal Year 2021 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	Fiscal Year Ended December 31,
	2020	2021	Pct. Change
Net revenues	7,124,744	6,561,747	(7.9)%
Online K-12 academic subject tutoring services	6,237,399	6,000,639	(3.8)%
Comprehensive tutoring services[3]	887,345	561,108	(36.8)%
Gross billings	9,008,090	5,184,215	(42.4)%
Online K-12 academic subject tutoring services	8,003,115	4,514,549	(43.6)%
Comprehensive tutoring services	1,004,975	669,666	(33.4)%
Net loss	(1,392,930)	(3,103,465)	122.8%
Non-GAAP net loss	(1,154,484)	(2,758,206)	138.9%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “In the fourth quarter, we achieved considerable profitability in both GAAP and non-GAAP terms, as well as positive net operating cash flow, after we restructured our business in the third quarter. Our net profit was RMB285.9 million and our non-GAAP net profit was RMB324.4 million, which gave us a record-high non-GAAP net profit margin of 25.5%. All of these indicate that the business restructuring and organizational adjustments we performed in the third quarter of 2021 delivered significant results, confirming that we chose the right strategic direction. In the meantime, we maintained a strong cash position. As of December 31, 2021, our cash and cash equivalents, restricted cash, and short-term wealth management investments totaled approximately RMB3.7 billion.”

“Looking back, 2021 was undeniably an eventful year. However, within a short period of time, we completed our restructuring and ended the year with a strong quarterly profit. Looking ahead into 2022, we will continue to comply with government policies, continue to focus on vocational and professional education, and digital products, continue to focus on the effective growth of our business, and continue to focus on bringing a better learning experience to more customers.”

Shannon Shen, CFO of the Company, added, “Following the restructuring which was completed in the third quarter, our new strategic focus achieved rapid and healthy growth. Both net revenues and gross billings generated from our comprehensive tutoring services increased quarter-over-quarter. Their gross billings secured a 72.8% growth. The increase reflects our prompt and decisive restructuring, strong organization, solid talent pool, and deep industry experience. In the future, we will continue to explore new businesses and remain dedicated to refining our products and services, with the goal of offering superior-quality courses and services that exceed our students’ expectations.”

Financial Results for the Fourth Quarter of 2021

Net Revenues

Net revenues were RMB1,274.3 million, compared with net revenues of RMB2,211.0 million in the fourth quarter of 2020. The decrease was mainly due to the cessation of K-9 academic subject tutoring services as a result of the impact of government policies as previously disclosed.

Cost of Revenues

Cost of revenues decreased by 37.3% to RMB386.7 million from RMB616.4 million in the fourth quarter of 2020, mainly due to a decrease in compensation for instructors and tutors as a result of the restructuring in the third quarter of 2021, as well as decreases in learning material cost and rental expenses.

Gross Profit and Gross Margin

Gross profit was RMB887.6 million, compared with gross profit of RMB1,594.7 million in the fourth quarter of 2020. Gross profit margin decreased to 69.7% from 72.1% in the same period of 2020. The decrease was mainly attributable to the decrease of net revenues, as a result of the impact of government policies as previously disclosed.

Non-GAAP gross profit was RMB908.2 million, compared with non-GAAP gross profit of RMB1,613.6 million in the same period of 2020. Non-GAAP gross profit margin decreased to 71.3% from 73.0% in the same period of 2020.

Operating Expenses

Operating expenses were RMB629.3 million, which decreased from RMB2,290.8 million in the fourth quarter of 2020.

Selling expenses decreased to RMB373.0 million from RMB1,798.4 million in the fourth quarter of 2020, primarily due to a decrease in marketing expenses as a result of the impact of government policies as previously disclosed, and a decrease in compensation for sales and marketing staff as a result of the restructuring in the third quarter of 2021.

Research and development expenses decreased to RMB125.0 million from RMB274.7 million in the fourth quarter of 2020, primarily due to a decrease in compensation for research and development personnel as a result of the restructuring in the third quarter of 2021.

General and administrative expenses decreased to RMB95.9 million from RMB217.7 million in the fourth quarter of 2020, primarily due to a decrease in compensation for general and administrative staff as a result of the restructuring in the third quarter of 2021.

Impairment loss on long-lived assets and disposal loss on assets was RMB14.1 million and RMB21.3 million respectively for the fourth quarter of 2021, compared with nil and nil for the same period of 2020, primarily due to negative impact of government policies as previously disclosed.

Income (Loss) from Operations

Income from operations was RMB258.3 million, compared with the loss from operations of RMB696.1 million in the fourth quarter of 2020. The increase was primarily due to a decrease in compensation for staff as a result of the restructuring, as well as decrease in other operating related expenses.

Non-GAAP income from operations was RMB296.8 million, compared with non-GAAP loss from operations of RMB623.4 million in the fourth quarter of 2020.

Interest Income and Realized Gains from Investment

Interest income and realized gains from investments, on aggregate, were RMB15.9 million, compared with RMB18.6 million in the fourth quarter of 2020.

Other Income

Other income was RMB11.2 million, compared with other income of RMB54.1 million in the fourth quarter of 2020. The decrease was mainly due to the value-added tax exemption offered by the government in the fourth quarter of 2020, which was no longer offered after April 2021.

Net Income (Loss)

Net income was RMB285.9 million, compared with net loss of RMB627.0 million in the fourth quarter of 2020.

Non-GAAP net income was RMB324.4 million, compared with non-GAAP net loss of RMB554.4 million in the fourth quarter of 2020.

Cash Flow

Net operating cash inflow for the fourth quarter of 2021 was RMB245.8 million. The inflow of net operating cash this quarter was primarily due to a decrease in employee compensation as a result of the restructuring in the third quarter of 2021, as well as decrease in other operating related expenses.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB1.11 and RMB1.09, respectively, in the fourth quarter of 2021.

Non-GAAP basic and diluted net income per ADS were RMB1.26 and RMB1.23, respectively, in the fourth quarter of 2021.

Share Outstanding

As of December 31, 2021, the Company had 171,337,528 ordinary shares outstanding.

Cash and Cash Equivalents, Restricted Cash, Short-term Investments and Long-term Investments

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,671.1 million in the aggregate, compared with a total of RMB8,217.2 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2020. Restricted cash mainly represented the upfront tuition fee in the government custodian account, and will be released as the courses are being delivered.

Other Payables

As of December 31, 2021, other payables in non-current liabilities totaled RMB35.8 million, among which RMB26.6 million were payables related to the purchase of the Zhengzhou properties.

Financial Results for the Fiscal Year of 2021

Net Revenues

Net revenues were RMB6,561.7 million, compared with net revenues of RMB7,124.7 million in 2020. The decrease was mainly due to the cessation of K-9 academic subject tutoring services as a result of the impact of government policies as previously disclosed.

Cost of revenues

Cost of revenues was RMB2,397.6 million, compared with cost of revenues of RMB1,762.5 million in 2020. The increase was mainly due to severance costs for the reduction of instructors and tutors in the third quarter of 2021.

Gross Profit and Gross Margin

Gross profit was RMB4,164.1 million, compared with gross profit of RMB5,362.2 million in 2020. Gross profit margin decreased to 63.5%, from 75.3% in 2020. The decrease was attributable to the decrease of net revenues and the severance costs for the reduction in staffing recognized in the third quarter of 2021, as a result of the impact of government policies as previously disclosed.

Non-GAAP gross profit was RMB4,282.3 million, compared with non-GAAP gross profit of RMB5,428.6 million in 2020. Non-GAAP gross profit margin decreased to 65.3%, from 76.2% in 2020.

Operating Expenses

Operating expenses were RMB7,344.5 million, compared with operating expenses of RMB7,117.2 million in 2020.

Selling expenses decreased to RMB5,129.3 million from RMB5,816.2 million in 2020, primarily due to a decrease in marketing expenses due to the impact of government policies as previously disclosed, which were partially offset by an increase in compensation, which includes severance costs to sales and marketing staff as a result of the personnel reduction in the third quarter of 2021.

Research and development increased by 70.6% to RMB1,252.9 million from RMB734.5 million in 2020, primarily due to an increase in compensation, which includes severance costs in the third quarter of 2021, for education content development professionals and technology development personnel.

General and administrative expenses increased to RMB720.3 million from RMB566.6 million in 2020, primarily due to an increase in compensation to general and administrative staff, which includes severance costs in the third quarter of 2021.

Impairment loss on long-lived assets and disposal loss on assets was RMB95.8 million and RMB146.2 million respectively for 2021, compared with nil and nil for 2020, primarily due to negative impact of government policies as previously disclosed.

Loss from Operations

Loss from operations was RMB3,180.3 million, compared with loss from operations of RMB1,755.0 million in 2020.

Non-GAAP loss from operations was RMB2,835.1 million, compared with non-GAAP loss from operations of RMB1,516.6 million in 2020.

Interest Income and Realized Gains from Investment

Interest income and realized gains from investments, on aggregate, was RMB97.2 million, compared with RMB73.8 million in 2020.

Other Income

Other income was RMB20.9 million, compared with other income of RMB253.6 million in 2020. The decrease was mainly due to the value-added tax exemption offered by the government in 2020, which was no longer offered after April 2021.

Net Loss

Net loss was RMB3,103.5 million, compared with net loss of RMB1,392.9 million in 2020.

Non-GAAP net loss was RMB2,758.2 million, compared with non-GAAP net loss of RMB1,154.5 million in 2020

Cash Flow

Net operating cash outflow was RMB4,185.8 million, compared with operating cash inflow of RMB603.3 million in 2020. The decrease was primarily due to the decrease of paid course enrollments, the increase in tuition fee refunds and the severance costs for the reduction in staffing paid in the third quarter of 2021, as a result of the impact of government policies as previously disclosed.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB12.11 in 2021.

Non-GAAP basic and diluted net loss per ADS were RMB10.77 in 2021.

Conference Call

The Company will hold an earnings conference call on Tuesday, March 8, 2022, at 8:00 AM U.S. Eastern Time (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 9435187

A telephone replay will be available two hours after the conclusion of the conference call through March 15, 2022. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 7384980

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers;

the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers vocational education, professional education and digital products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.3726 to USD1.0000, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 30, 2021, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	355,224	728,934	114,386
Restricted cash	—	168,189	26,393
Short-term investments	7,331,268	2,774,000	435,301
Inventory	48,074	15,595	2,447
Prepaid expenses and other current assets	722,682	250,068	39,241
Total current assets	8,457,248	3,936,786	617,768

Non-current assets
Operating lease right-of-use assets	806,591	353,877	55,531
Property, equipment and software, net	704,338	680,009	106,708
Land use rights, net	28,983	28,178	4,422
Long-term investments	530,729	—	—
Deferred tax assets	48,324	—	—
Rental deposit	51,499	22,544	3,538
Other non-current assets	58,080	3,272	514
TOTAL ASSETS	10,685,792	5,024,666	788,481

LIABILITIES

Current liabilities
Accrued expenses, deferred revenue and other current liabilities (including accrued expenses, deferred revenue and other current liabilities of the consolidated VIE without recourse to the Group of RMB3,347,616 and RMB1,404,025 as of December 31, 2020 and December 31, 2021, respectively)	4,040,116	1,680,258	263,670
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB125,986 and RMB41,479 as of December 31, 2020 and December 31, 2021, respectively)	152,622	80,010	12,555
Income tax payable of the consolidated VIE without recourse to the Group	4,654	—	—
Total Current liabilities	4,197,392	1,760,268	276,225

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB527,692 and RMB158,824 as of December 31, 2020 and December 31, 2021, respectively)	644,143	276,035	43,316
Deferred tax liabilities of the consolidated VIE without recourse to the Group	78,697	71,616	11,238
Deferred revenue and other payables of the consolidated VIE without recourse to the Group	35,705	35,805	5,619
TOTAL LIABILITIES	4,955,937	2,143,724	336,398

SHAREHOLDERS’ EQUITY
Ordinary shares	113	114	18
Treasury stock, at cost	(139,572)	—	—
Additional paid-in capital	7,595,049	7,793,234	1,222,928
Accumulated other comprehensive loss	(59,905)	(143,111)	(22,457)
Statutory reserve	40,380	40,380	6,337
Accumulated deficit	(1,706,210)	(4,809,675)	(754,743)
TOTAL SHAREHOLDERS’ EQUITY	5,729,855	2,880,942	452,083

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	10,685,792	5,024,666	788,481

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues:	2,211,041	1,274,267	199,960	7,124,744	6,561,747	1,029,681
Online K-12 academic subject tutoring services	1,975,162	1,125,200	176,568	6,237,399	6,000,639	941,631
Comprehensive tutoring services[3]	235,879	149,067	23,392	887,345	561,108	88,050
Cost of revenues	(616,363)	(386,652)	(60,674)	(1,762,548)	(2,397,604)	(376,236)
Gross profit	1,594,678	887,615	139,286	5,362,196	4,164,143	653,445
Operating expenses
Selling expenses	(1,798,357)	(373,035)	(58,537)	(5,816,214)	(5,129,267)	(804,894)
Research and development expenses	(274,726)	(124,977)	(19,612)	(734,450)	(1,252,877)	(196,604)
General and administrative expenses	(217,670)	(95,913)	(15,051)	(566,565)	(720,253)	(113,023)
Impairment loss on long-lived assets	—	(14,104)	(2,213)	—	(95,844)	(15,040)
Disposal loss on assets	—	(21,270)	(3,338)	—	(146,245)	(22,949)
Total operating expenses	(2,290,753)	(629,299)	(98,751)	(7,117,229)	(7,344,486)	(1,152,510)
(Loss) income from operations	(696,075)	258,316	40,535	(1,755,033)	(3,180,343)	(499,065)
Interest income	1,273	4,296	674	3,372	31,460	4,937
Realized gains from investments	17,334	11,582	1,817	70,403	65,763	10,320
Other income	54,109	11,215	1,760	253,646	20,906	3,281
(Loss) income before provision for income tax and share of results of equity investees	(623,359)	285,409	44,786	(1,427,612)	(3,062,214)	(480,527)
Income tax (expenses) benefits	(5,474)	449	70	34,619	(40,949)	(6,426)
Share of results of equity investees	1,800	—	—	63	(302)	(47)
Net (loss) income	(627,033)	285,858	44,856	(1,392,930)	(3,103,465)	(487,000)
Net (loss) income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(627,033)	285,858	44,856	(1,392,930)	(3,103,465)	(487,000)
Net (loss) income per ordinary share
Basic	(3.88)	1.67	0.26	(8.72)	(18.17)	(2.85)
Diluted	(3.88)	1.63	0.26	(8.72)	(18.17)	(2.85)
Net (loss) income per ADS
Basic	(2.59)	1.11	0.17	(5.81)	(12.11)	(1.90)
Diluted	(2.59)	1.09	0.17	(5.81)	(12.11)	(1.90)
Weighted average shares used in net income per share
Basic	161,704,940	171,204,907	171,204,907	159,725,779	170,790,979	170,790,979
Diluted	161,704,940	175,669,582	175,669,582	159,725,779	170,790,979	170,790,979

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	2,211,041	1,274,267	199,960	7,124,744	6,561,747	1,029,681
Less: other revenues(1)	74	306	48	1,289	911	143
Add: VAT and surcharges	139,270	76,684	12,033	434,090	402,979	63,236
Add: ending deferred revenue and refund liability	2,854,448	1,074,848	168,668	2,854,448	1,074,848	168,668
Less: beginning deferred revenue and refund liability	2,046,483	1,418,984	222,669	1,392,203	2,854,448	447,925
Less: deferred revenue from the Tianjin Puxin acquisition.	11,700	—	—	11,700	—	—
Gross billings (non-GAAP)	3,146,502	1,006,509	157,944	9,008,090	5,184,215	813,517

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended December 31,			For the year ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	1,594,678	887,615	139,286	5,362,196	4,164,143	653,445
Share-based compensation expense in cost of revenues	18,932	20,591	3,231	66,422	118,145	18,540
Non-GAAP gross profit	1,613,610	908,206	142,517	5,428,618	4,282,288	671,985

(Loss) income from operations	(696,075)	258,316	40,535	(1,755,033)	(3,180,343)	(499,065)
Share-based compensation expenses	72,679	38,529	6,046	238,446	345,259	54,179
Non-GAAP (loss) income from operations	(623,396)	296,845	46,581	(1,516,587)	(2,835,084)	(444,886)

Net (loss) income	(627,033)	285,858	44,856	(1,392,930)	(3,103,465)	(487,000)
Share-based compensation expenses	72,679	38,529	6,046	238,446	345,259	54,179
Non-GAAP net (loss) income	(554,354)	324,387	50,902	(1,154,484)	(2,758,206)	(432,821)